                               UNITED STATEMENTS
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                        SEC FILE NUMBER:  1-8402
                                                       CUSIP NUMBER:  __________

                                  (Check One):
[X]  Form 10-K    [ ]  Form 11-K   [ ] Form 20-F  [ ] Form 10-Q  [ ]Form N-SAR

For Period Ended:  September 28, 1997

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
______________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________
PART I - REGISTRANT INFORMATION
______________________________________________________________________________
Full Name of Registrant
                            IRVINE SENSORS CORPORATION0
______________________________________________________________________________
Former Name if Applicable
______________________________________________________________________________
Address of Principal Executive Office (Street and Number)
                            3001 Redhill Avenue, Building III
______________________________________________________________________________
City, State and Zip Code
                            Costa Mesa, California 92626
______________________________________________________________________________

PART II - RULES 12b-25(b) AND (c)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b)  The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
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     (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

                                 Not Applicable
______________________________________________________________________________

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)


                              See Rider Attached
______________________________________________________________________________

PART IV - OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification

       John J. Stuart, Jr.           (714)                     549-8211
______________________________________________________________________________
           (Name)                 (Area Code)             (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

          [X]    Yes            [ ]     No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [ ]    Yes            [X]     No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           IRVINE SENSORS CORPORATION
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  December 26, 1997.                By:     /s/ John J. Stuart, Jr.
                                               -------------------------------
                                                 Chief Financial Officer

                           IRVINE SENSORS CORPORATION
                              RIDER TO FORM 12b-25
                            Date : December 26, 1997

Response to Part III
--------------------

       The preparation of the financial statements of Irvine Sensors Corporation (the "Registrant") will not be completed by December 29, 1997, the last day for a timely filing of its Annual Report on Form 10-K for the fiscal year ended September 28, 1997, pursuant to Rule 0-2 of the General Rules and Regulations under the Securities Exchange Act of 1934.

       The Company originally accounted for its convertible debentures in accordance with APB14, Accounting for Convertible Debt Issued with Stock Purchase Warrants." In March 1997, the Securities and Exchange Commission ("SEC") staff indicated that convertible debt instruments which are convertible at a discount from market should be accounted for by treating the maximum discount as interest expense with an offset to paid-in capital. In November 1997 the Company was advised that past issuers of such securities have commenced restating prior financial statements to comport with the SEC view. In conformance with this view the Company is in process of restating its Annual Report on Form 10-K for the fiscal years 1995 and 1996 and its Quarterly Reports on Form 10-Q for the quarters ended December 31, 1995, March 31, 1996, June 30, 1996, December 29, 1996, March 30, 1997 and June 29, 1997.
       The Company has calculated non-cash interest expense of $1,101,700 in the fourth quarter of fiscal 1995 and $4,396,700 in the second quarter of fiscal 1996, with like amounts added to paid-in capital. Because of the offsetting nature of these entries, there is no effect on Shareholders' equity.
       The Company is awaiting review of its amended reports by its accountants, Price Waterhouse, LLP.


Question (3), Part IV Explanation
---------------------------------

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